June 5, 2019

J. Patrick Nelli
Chief Financial Officer
Health Catalyst, Inc.
3165 Millrock Drive #400
Salt Lake City, UT 84121

       Re: Health Catalyst, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 20, 2019
           CIK No. 0001636422

Dear Mr. Nelli:

       We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our
May 7, 2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 69

1. We note your response to prior comment 3. Please revise your disclosure to describe the changes to your pricing model and to discuss any known trends, events or uncertainties related to the changes to your pricing model that are reasonably expected to have material effects on your financial condition or results of operations. See Item 303(a)(3)(ii) of
       Regulation S-K. For additional guidance, consider Section III.B of SEC Release No. 33-
       6835.
 J. Patrick Nelli
Health Catalyst, Inc.
June 5, 2019
Page 2
Measurable Improvement Occurs, page 76

2. You state in your response to prior comment 8 that you group multiple years into one cohort because of the small number of customers within each cohort. Please revise to disclose the number of customers included in each cohort. In addition, provide a discussion related to the reason(s) why there were lower documented measurable improvements during the twelve months ended March 31, 2019 for the 2017-2018 cohort compared to the 2015 and 2016 cohort and the pre-2015 cohort.
Health Catalyst, Inc. Notes to Consolidated Financial Statements
Note 1 Description of Business and Summary of Significant Accounting Policies Contracts with Multiple Performance Obligations, page F-13

3. You state in your response to prior comment 13 that you provided revised disclosure to more clearly describe the types of products or services for which standalone selling prices are not directly observable. However, we are unable to locate this disclosure and, therefore, reissue the comment.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

FirstName LastNameJ. Patrick Nelli                           Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameHealth Catalyst, Inc.
                                                             and Services
June 5, 2019 Page 2
cc:       An-Yen Hu, Esq.
FirstName LastName